August 4, 2025

William Irby
Chief Executive Officer
AgEagle Aerial Systems Inc.
8201 E. 34th Street N, Suite 1307
Wichita, Kansas 67226

       Re: AgEagle Aerial Systems Inc.
           Registration Statement on Form S-3
           Filed on July 30, 2025
           File No. 333-289072
Dear William Irby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing